Exhibit 99.1

YM BIOSCIENCES INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOVEMBER 17, 2005

VOTING RESULTS

Resolution #1:
On a show of hands, the Chairman declared that the shareholders ratified the resolution for the election of directors to serve for the periods of time indicated: Class I Directors - John Friedman and Julius Vida for a three year term ending at the Annual meeting to be held in 2008. Direction of proxy vote:

●	For:	22,438,643
●	Withheld:	1,507,678
●	Total:	23,946,321

Resolution #2:
On a show of hands, the Chairman declared that the shareholders ratified the appointment of auditors and authorize the directors to fix their remuneration of the auditors. Direction of proxy vote:

●	For:	23,913,579
●	Withheld:	32,542
●	Total:	23,946,121

Resolution #3:
The shareholders ratified the resolution to amend and restate stock option plan to, among other things, increase the number of shares reserved for issuance under the stock option plan to a maximum of 12.5% of the issued and outstanding common shares in the capital of the Corporation. Direction of proxy vote:

●	For:	11,419,418
●	Withheld:	9,166,468
●	Total:	20,585,886